SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       PRICE COMMUNICATIONS CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  741437305
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                                (CUSIP Number)

                               Peter G. Samuels
                              Proskauer Rose LLP
                                1585 Broadway
                           New York, New York 10036
                                (212) 969-3335
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  April 5, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

                                      13D
-------------------------                                    -------------------
CUSIP No. 741437305                                          Page 2 of 25 Pages
-------------------------                                    -------------------

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       NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Steven Price
  1                                  ###-##-####
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                              (b) [_]
  2
--------------------------------------------------------------------------------
       SEC USE ONLY
  3
--------------------------------------------------------------------------------
       SOURCE OF FUNDS                                        N/A
  4
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [_]
  5
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
  6
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                             SOLE VOTING POWER
       NUMBER OF          7
         SHARES          -------------------------------------------------------
      BENEFICIALLY           SHARED VOTING POWER              3,625,000
        OWNED BY          8
          EACH           -------------------------------------------------------
       REPORTING             SOLE DISPOSITIVE POWER
      PERSON WITH         9
                         -------------------------------------------------------
                             SHARED DISPOSITIVE POWER         3,625,000
                          10
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 3,625,000
       EACH REPORTING PERSON
  11
--------------------------------------------------------------------------------

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [X]
       EXCLUDES CERTAIN SHARES
  12
--------------------------------------------------------------------------------

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.54%
  13
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON                               IN
  14
--------------------------------------------------------------------------------

Item 1.Security and Issuer.

      The class of securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Price Communications Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, New York, New York 10020.

Item 2.Identity and Background.

            (a) - (c) and (f) The name of the person filing this statement is Steven Price (the "Reporting Person"). The Reporting Person's business address is 711 Westchester Avenue, White Plains, New York, 10604. The Reporting Person is the President of Live Wire Corp. The principal office of Live Wire Corp. is located at 711 Westchester Avenue, White Plains, NY 10604. Live Wire Corp. is a provider of billing systems and services to cellular wireless providers. The Reporting Person is a citizen of the United States of America.

            The information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which employment is conducted and citizenship of each other person party to the Guardian Voting Agreement and Guardian/Verizon Voting Agreement described in Item 6, is set forth on Schedules A, B and C attached hereto.

            (d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.Source and Amount of Funds or other Consideration.

      The Reporting Person has been appointed by a court of competent jurisdiction as the guardian of (i) the 1,812,500 shares of Common Stock owed by his minor child, Lucy Price, and (ii) the 1,812,500 shares of Common Stock owed by his minor child, Kyle Price. No shares of Common Stock were purchased by the Reporting Person in connection with the Reporting Person's appointment as guardian and as a result no funds were used for such purpose.

Item 4.Purpose of Transaction

      As described in Item 3, the Reporting Person was appointed as guardian of the 3,625,000 shares of Common Stock gifted to his minor children, Lucy Price and Kyle Price, by Mr. Robert Price, Director, President and Chief Executive Officer of the Issuer ("Price"). In connection with the gift by Price, the Reporting Person and Price entered into the Guardian Voting Agreement described in Item 6.

      As an inducement to Verizon Wireless, Inc. ("Verizon") to consummate the transactions contemplated by the Transaction Agreement dated as of November 14, 2000 (the "Transaction

Agreement"), among the Issuer, Price Communications Cellular Inc., a Delaware corporation, Price Communications Cellular Holdings, Inc., a Delaware corporation, Price Communications Wireless, Inc., a Delaware corporation ("Price Wireless"), and the foregoing collectively the "Price Corporations"), Verizon, Cellco Partnership ("Cellco") and VWI Acquisition Corporation, the Reporting Person has entered into the Guardian/Verizon Voting Agreement described in Item 6 below.

      Except as described above and in the Transaction Agreement, the Reporting Person has no plans or proposals that may relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As a result of the Reporting Person's appointment as guardian described in Item 2, the Reporting Person may be deemed for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act") to beneficially own 3,625,000 shares of Common Stock, representing approximately 6.54% of the 55,414,196 shares of Common Stock outstanding as of March 31, 2001.

      (b) As a result of the Reporting Person's appointment as guardian described in Item 2 and the Guardian Voting Agreement and the Guardian/Verizon Voting Agreement described in Item 6, the Reporting Person may be deemed for purposes of Rule 13d-3 promulgated under the 1934 Act, to have the shared power to vote and dispose of the shares of Common Stock listed under Item 5(a). The Reporting Person disclaims beneficial ownership of the 6,203,100 shares of Common Stock beneficially owned by Price that are covered by the Guardian Voting Agreement described in item 6.

      (c) Except with respect to the appointment of the Reporting Person described in Item 2 and the Guardian Voting Agreement and the Guardian/Verizon Voting Agreement described in Item 6, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

      (d)   Not applicable.

      (c)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On March 30, 2001, the Reporting Person entered into a voting agreement (the "Guardian Voting Agreement") with Price.

      Pursuant to the terms of the Guardian Voting Agreement, each of Price and the Reporting Person agreed at any time such person is entitled to vote on any matter submitted to the stockholders of the Issuer, such person shall vote (or execute proxies or written consents, as the case may be), and take all other necessary action to cause, all shares of Common Stock such person is entitled to vote to be voted in the manner directed by the Majority Stockholder (as defined below).

      "Majority Stockholder" means, at any time, with respect to any matter, either Price or the Reporting Person, whichever is entitled to vote the most shares of Common Stock (without giving effect to the Guardian Voting Agreement) on any matter. As of March 30, 2001, Price is the Majority Stockholder for purposes of the Guardian Voting Agreement.

      Each of Price and the Reporting Person granted a proxy to the Majority Stockholder, appointing the Majority Stockholder as such person's attorney-in-fact and proxy, with full power of substitution, for and in such person's name, to vote, express consent or dissent, or otherwise use such voting power as provided above.

      Neither the voting arrangement nor the proxies granted to the Majority Stockholder described above applies to any matter covered by the Verizon Voting Agreements (as defined below).

      Each of Price and the Reporting Person agreed that such person would not, without the prior written consent of the Majority Stockholder, directly or indirectly (other than pursuant to the terms of the Verizon Voting Agreements and the Guardian Voting Agreement), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such person's shares of Common Stock or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the shares of Common Stock during the term of the Guardian Voting Agreement. Each of Price and the Reporting Person also agreed that such person would not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

      "Verizon Voting Agreements" means collectively (i) the Voting Agreement dated as of November 14, 2000 among Verizon, Price and Kim Pressman, pursuant to which Price agreed to vote, and grant a proxy to Verizon covering, the shares of Common Stock Price is entitled to vote to approve and adopt the Transaction Agreement and all transactions contemplated by the Transaction Agreement, at any meeting of the stockholders of the Price Corporations at which the Transaction Agreement and other related agreements or the transactions contemplated by the Transaction Agreement are submitted for consideration and a vote of the stockholders of the Price Corporations and (ii) the Guardian/Verizon Voting Agreement described below.

      On March 30, 2001, the Reporting Person entered into a voting agreement (the "Guardian/Verizon Voting Agreement") with Eileen Farbman, as guardian of an aggregate of 3,625,000 shares of Common Stock of her minor children, Alexandra Farbman and Leo Farbman ( the "Farbman Guardian" and collectively with the Reporting Person, the "Price Stockholders") and Verizon in order to induce Verizon to consummate the transactions contemplated by the Transaction Agreement. Pursuant to the terms if the Guardian/Verizon Voting Agreement, the Price Stockholders agreed to vote all of the shares of Common Stock the Price Stockholders are entitled to vote to approve and adopt the Transaction Agreement and all transactions contemplated by the Transaction Agreement at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Transaction Agreement and other related agreements (or any amended version thereof), or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of the Issuer. The Price Stockholders also agreed that such person would not vote any of the shares of Common Stock such person is entitled to vote in favor of (other than a binding written agreement concerning an Acquisition Proposal (as defined below) that constitutes a Superior Proposal (as defined below) (an "Alternative Agreement") entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined in the Transaction Agreement), (ii) action or set of actions which, if consummated, would constitute a change of control of the Price Corporations (other than the Issuer), (iii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement or (v) other matters relating to, or in connection with, any of the foregoing matters.

      The Price Stockholders granted a proxy to Verizon, appointing Verizon as such person's attorney-in-fact and proxy, with full power of substitution, for and in such person's name, to vote, express consent or dissent, or otherwise use such voting power as provided above.

      The Price Stockholders agreed that they would not, without the prior written consent of Verizon, directly or indirectly (other than pursuant to the terms of the Guardian/Verizon Voting Agreement, the Guardian Voting Agreement and the voting agreement between the Farbman Guardian and Price), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their shares (other than the proxies granted to Verizon or the Majority Stockholder) or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the shares of Common Stock subject to the Guardian/Verizon Voting Agreement during the term of the Guardian/Verizon Voting Agreement. The Price Stockholders also agreed that they would not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

      "Acquisition Proposal" means, other than the transactions contemplated by the Transaction Agreement, any offer or proposal for, any indication of interest in, or any submission of inquiries from any third party relating to (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Issuer and its subsidiaries or over 20% of any class of equity or voting securities of the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more of Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 20% or more of any class of equity or voting securities of the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries, or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries; provided that, notwithstanding the foregoing, the acquisition by any institutional investor of any securities of the Issuer, directly or indirectly, in connection with its investment operations in the ordinary course of business shall not constitute an "Acquisition Proposal" if (I) such investor and its affiliates do not at any time beneficially own voting securities of the Issuer representing more than 30% of the total voting power of all outstanding voting securities of the Issuer and
(II) such activities are for investment purposes only and are not, alone or in concert with others, in connection with any plan, arrangement, understanding, proposal, or intention to influence, or affect control over the management, board of directors or policies of the Issuer, provided further that, notwithstanding the foregoing, an Acquisition Proposal shall be deemed to exist if at any time such investor or its affiliates shall fail to, or no longer, comply with (I) or (II) of the foregoing.

      "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal on terms that the Board of Directors of the Issuer determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Issuer's shareholders than as provided under the Transaction Agreement and for which financing, to the extent required, is then either fully committed or reasonably determined to be available by the Board of Directors of the Issuer; provided that, notwithstanding the fact that the transactions contemplated by the Transaction Agreement do not contemplate the distribution of consideration to the Price Communication Corporation's shareholders, for purposes of determining whether an Acquisition Proposal is a Superior Proposal, the transactions contemplated by the Transaction Agreement shall be deemed to have an aggregate value of at least $2,060 million to such shareholders, assuming they were consummated.

      The Guardian Voting Agreement and the Guardian/Verizon Voting Agreement are being filed as exhibits hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

      Exhibit 1 - Voting Agreement, dated as of March 30, 2001, among Lucy Price and Kyle Price, by Steven Price as guardian of their property, and Robert Price (the "Guardian Voting Agreement").

      Exhibit 2 - Voting Agreement, dated as of March 30, 2001, among Verizon Wireless Inc., Lucy Price and Kyle Price, by Steven Price as guardian of their property, and Alexandra Farbman and Leo Farbman, by Eileen Farbman as guardian of their property, (the "Guardian/Verizon Voting Agreement").

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 5, 2001


                                        /s/ Steven Price
                                        ________________________
                                        Steven Price

                                                                      SCHEDULE A

      To the knowledge of the Reporting Person, the name, business address, title, present principal occupation or employment, and the name principal business and address of any corporation or other organization in which employment is conducted of Price and the Farbman Guardian are set forth below. During the last five years, to the knowledge of the Reporting Person, neither of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the persons listed below is a citizen of the United States of America.


                                   Present Principal Occupation Including Name,
          Name and Address          Principal Business and Address of Employer
---------------------------------  --------------------------------------------
Robert Price                       Director, President, Chief Executive Officer
45 Rockefeller Plaza               and Treasurer, Price Communications
New York, NY  10020                Corporation
                                   45 Rockefeller Plaza, New York, NY 10020

                                   The principal business of Price
                                   Communications Corporation, engaged in
                                   through its indirect wholly owned
                                   subsidiary, Price Wireless, is the
                                   construction, development, management and operation of cellular telephone systems in the southeastern United States.

Eileen Farbman                     Ms. Farbman is not currently employed.
One North Bridge Terrace
Mount Kisco, New York  10549

                                                                      SCHEDULE B

         DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON COMMUNICATIONS INC.

      To the knowledge of the Reporting Person, the name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Communications Inc., the sole shareholder of Verizon ("Verizon Parent") are set forth below. If no business address is given the director's or officer's business address is 1095 Avenue of the Americas, New York, NY 10036. Verizon Parent is a domestic and international provider of communications related services, including wireline telecommunications services, wireless communications services and publishing businesses. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of the Reporting Person, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                 Present Principal Occupation Including Name
   Name and Business Address             and Address of Employer
-------------------------------- -------------------------------------------
Directors
James R. Barker.................  Chairman of The Interlake Steamship Company
                                  and Vice Chairman of Mormac Marine Group, Inc. and Moran Towing Company. Director of The Pittston Company; Eastern Enterprises.
Edward H. Budd..................  Director of Delta Air Lines, Inc.
Richard L. Carrion..............  Chairman, President and Chief Executive
                                  Officer, Popular, Inc. (bank holding company) and Chairman, President and Chief Executive Officer, Banco Popular de Puerto Rico.
Robert F. Daniell...............  Director of Shell Oil Company.
Helene L. Kaplan................  Of Counsel to the law firm of Skadden, Arps,
                                  Slate, Meagher & Flom LLP. Director of The
                                  Chase Manhattan Corporation; Exxon Mobil
                                  Corporation; The May Department Stores
                                  Company; Metropolitan Life Insurance Company.
Charles R. Lee..................  Chairman and Co-Chief Executive Officer.
                                  Director of United Technologies Corporation,
                                  USX Corporation and The Procter & Gamble
                                  Company.
Sandra O. Moose.................  Senior Vice President and Director of The
                                  Boston Consulting Group, Inc. Director of Rohm and Haas Company and 27 investment companies sponsored by The New England Funds.
Joseph Neubauer.................  Chairman and Chief Executive Officer, ARAMARK
                                  Corporation (managed services). Director of
                                  CIGNA Corporation; Federated Department
                                  Stores; First Union Corporation.

Thoma H. O'Brien................  Chairman and Chief Executive Officer, The PNC
                                  Financial Services Group, Inc. Director of
                                  Blackrock, Inc.; Hilb, Rogal and Hamilton
                                  Company; USAirways.
Russell E. Palmer...............  Chairman and Chief Executive Officer, The
                                  Palmer Group (investment firm). Director of
                                  Honeywell International Inc.; The May
                                  Department Stores Company; Safeguard
                                  Scientifics, Inc.; Federal Home Loan Mortgage Corporation.
Hugh B. Price...................  President and Chief Executive Officer,
                                  National Urban League. Director of
                                  Metropolitan Life Insurance Company; Sears,
                                  Roebuck and Co.
Ivan G. Seidenberg..............  President and Co-Chief Executive Officer.
                                  Director of American Home Products
                                  Corporation; Boston Properties, Inc.; CVS
                                  Corporation; Honeywell International Inc.;
                                  Viacom, Inc.
Walter V. Shipley...............  Director of Champion International
                                  Corporation; Exxon Mobil Corporation.
John W. Snow....................  Chairman, President and Chief Executive
                                  Officer, CSX Corporation (rail freight).
                                  Director of Circuit City Stores, Inc.; Johnson & Johnson; USX Corporation.
John R. Stafford................  Chairman, President and Chief Executive
                                  Officer, American Home Products Corporation
                                  (healthcare and agriculture products).
                                  Director of The Chase Manhattan Corporation;
                                  Deere & Company; Honeywell International Inc.
Robert D. Storey................  Partner, Cleveland law firm of Thompson, Hine
                                  & Flory LLP. Director of The Proctor & Gamble Company; The May Department Stores Company

           Name                                  Title
-------------------------------  -------------------------------------------
Executive Officers
(Who Are Not Directors)
Lawrence T. Babbio, Jr.........  Vice Chairman and President
Mary Beth Bardin...............  Executive Vice President - Public Affairs and
                                 Communications
William P. Barr................  Executive Vice President and General Counsel
David H. Benson................  Executive Vice President - Strategy,
                                 Development and Planning
William F. Heitmann............  Senior Vice President and Treasurer
Charles R. Lee.................  Chairman and Co-Chief Executive Officer
Michael T. Masin...............  Vice Chairman and President
Frederic V. Salerno............  Vice Chairman and Chief Financial Officer
Ezra D. Singer.................  Executive Vice President - Human Resources
Dennis F. Strigl...............  Executive Vice President and President -
                                 Domestic Wireless
Lawrence R. Whitman............  Senior Vice President and Controller

                                                                      SCHEDULE C

            DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON WIRELESS INC.


      To the knowledge of the Reporting Person, the name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon are set forth below. If no business address is given the director's or officer's business address is 180 Washington Valley Road, Bedminster, NJ 07921. The Principal business of Verizon is the provision of wireless voice and data services in the United States. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon. All of the persons listed below are citizens of the United States of America, except for Mr. Langston, who is a citizen of the United Kingdom. To the knowledge of the Reporting Person, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    Present Principal Occupation Including Name
    Name and Business Address                and Address of Employer
---------------------------------   -------------------------------------------
Directors
Dennis F. Strigl.................   President and Chief Executive Officer.
                                    President and Chief Executive Officer,
                                    Cellco Partnership.

                Name                                    Title
--------------------------------    -------------------------------------------
Executive Officers
(Who Are Not Directors)
Edward Langston..................   Chief Financial Officer and Chief Accounting
                                    Officer.
S. Mark Tuller...................   Vice President and Secretary.